Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On September 14, 2004, James E. Rohr, the chairman and chief executive officer of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the Lehman Brothers 2004 Annual Financial Services Conference in New York, NY. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results of the Corporation and the proposed acquisition of Riggs National Corporation. The following is the transcript from that investor presentation.

The slides referred to in the following transcript were previously filed on September 14, 2004 by the Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

MR. ROHR:

Thank you, Jason, and congratulations to Lehman Brothers and yourself for having such a great conference. You have a terrific turnout and the timing just couldn’t be better – it’s really wonderful. Good morning everyone, and thank you for joining us. I’m looking forward to speaking to you this morning, but before I get started, let me remind you that today’s presentation will contain forward-looking statements, non-GAAP financial measures that we have provided further information for you in the appendix.

I’m going to take a little different approach with the presentation today. We’re not going to walk through each individual business, as I have in the past. But we’re really going to focus on the industry challenge, which is revenue growth. And the message that I want to leave with you today is that PNC has a remarkably strong foundation, is particularly well positioned for growth. And that is, growth within a prudent risk profile that I think we’ve established. When we look at revenue growth – let me talk to you just for a moment about these charts, because over the last four years the primary demand for our biggest product – loans – has fallen for four years in a row. Also, the price that we’re able to charge for one of our most valuable assets, our demand deposits, has fallen as well.

And you know, in a number of different industries if your primary product demand has fallen off and the price has fallen off as bad as this, usually you go out of business. In our industry it’s quite different, you can actually generate revenue and pre-tax profits by going long, buying long term securities, generating revenue and funding it short. That’s something we did not elect to do, others have, and you saw it show up in the second quarter when you saw equity accounts decline rather substantially as interest rates began to rise, an experience that we didn’t have, and we think we are particularly well positioned with interest rates, moving forward. We are seeing upticks in loan demand right now, but we think the well-balanced franchise we have, and I’ll describe to you in a moment, that’s been generating fees and winning customers during this timeframe really positions us particularly well in the foreseeable future.

The next chart really kind of shows what’s been going on at PNC. Those of you who have been longer term shareholders of ours, and I see a number of you in the audience, have been frustrated to some extent, as we have, with relatively flat income of maybe $1.00 a quarter. This has been going on during the last four years, net interest income has been falling while we’ve been growing fee income. Net interest income has been falling for two reasons. One, because we elected not to go out the yield curve while loan demand and rates were falling; and also because we were taking out higher-risk/lower-return relationships in the corporate loan portfolio. That having been said, you can see that beginning next quarter the net interest income numbers will start to grow and the fee income should continue to grow, which will change that position of ours. This has been a netting position – now both will be growing next quarter. So we’re particularly pleased about how that’s moving forward.

And we also have a little different model than some of our other competitors. We’ve got the banking business that produces 80% of our net income. We have two other businesses, BlackRock and PFPC – asset management and funds processing – which comprise the other 20% of the company. This chart shows the earnings from the business segments in the first half of ‘04. The community bank – I think one of the things that we talk about sometimes is the geographic reach of the community bank – operates in six states, and it will be eight states, plus D.C., after the Riggs closing.

The other parts of the community bank significantly expand past that regional focus. They have a treasury management business that is truly national in scope, one of the top ten treasury management players. One of the largest real estate businesses, it’s a national player, the largest generator of low income housing. In fact, the largest processor of CMBS loans. And we also have the third largest asset-based lending business. So when you think of the growth opportunities of PNC, you can think of the regional bank in the six to eight states, you can think of the national businesses we have, and then BlackRock and PFPC, which are clearly international businesses, of course.

So you can see from this chart the growth of the businesses that is taking place without moving out the yield curve. And then in 2003 of course you can see [unintelligible] charge there in the “Other” category with the settlement that we had with the Department of Justice. But the focus really is on these businesses have been and are growing and should grow more in the very near, the foreseeable future.

Now let me talk a bit, before I move on to the banking businesses, about the two non-banking businesses that I won’t focus on as much today. One is PFPC. PFPC has had an excellent first half. In a business that sees shrinking margins, they’ve responded very positively. They’ve done two things which are really a plus. One is that they have expanded their sales so that the sales for the first half of this year exceeded all of last year. The second thing is there has been a real focus on cost there. They’ve downsized, they’ve consolidated operating platforms, and they’ve reduced headcount by 25%, which has allowed them to increase sales and maintain the margins, year over year. It is a really good performance and we’re pleased about the sales trends that we’ve got there.

The other one is BlackRock. Tomorrow morning at 7:40 or something like that Larry is going to be presenting. BlackRock is doing extremely well as well, Larry Fink is going to present here tomorrow morning. We own 70% of BlackRock. Let me take you back ten years ago. Ten years ago we bought BlackRock; they were managing less than $25 billion in assets. With the closing of the State Street Research acquisition they will be managing in excess of $366 billion. The performance has really been extraordinary. And the State Street Research program is going to be particularly interesting for BlackRock, it doubles the size of their equity platform, it adds to their extraordinary fixed income side. It adds real estate assets under management, they have a broad range of products to sell to the institutional customers, and it’s going to be accretive in the first year. And so that transaction is particularly good – and you’ll hear more about that from Larry, I’m sure, tomorrow. And we’re very pleased, we’ve put up $375 million of our money in order to get that to happen, and we’re very, very excited about it. We’re also excited about the opportunity for Met Life to be distributing some of the BlackRock products with a partnership that’s coming out of their sale of State Street Research to BlackRock.

Now, let me move on to the banking business. The first thing I’d like to talk about is the platform that we have. If you are going to grow a business obviously you have to have a very strong platform. Peter Fisher, who is with us at BlackRock, today told me that it’s about the balance sheet. Someday you will [unintelligible] your balance sheet, whether it’s a loan that you put out today and it goes bad 3 years from now, or it’s a security that you put on the books that has risk, interest rate risk that affects you differently when rates change, it’s about the balance sheet.

So first let me start with our credit performance. You can see here from the numbers that we actually have asset quality that’s better than banks that are rated one level above us. And this has been an extraordinary performance by our people, and we see it staying here for the foreseeable future.

The next chart [unintelligible] shows the rest of the balance sheet. And I think this is very indicative of the business mix that we have, which makes us different. As you can see here, two-thirds of our revenue come from fees, significantly different than virtually all of our peers. And also we’re remarkably core funded. I have some other charts for you on this. But with a 78% loan/deposit ratio we have a terrific opportunity on a low-cost basis to fund additional loans from our customers, or to leverage the balance sheet in a higher interest rate environment, should that be the opportunity. So we are very strongly core funded. And when you look at the maturity, the weighted average maturity of our securities, this gives rise for the opportunity for us to start to grow net interest income, given the current state of the yield curve, without any remarkable actions by the Fed. So we’ve been very conservative on the balance sheet side, and I think this foundation is extremely important because if you don’t have it, you’ve got an anchor when you try to grow. And we don’t have one of those.

Now, position to accelerate growth in the banking business. We talked about the diverse business mix, coming from different geographies, different businesses, lots of fees, the balance sheet – but what is the strategy for growing the businesses? And I’ll talk to you a little bit about growing core deposits and loans, the basic business, growing our fee-based products, utilizing opportunities in our wealth management business, expanding into new and appealing markets, and also elevating our approach for our balance sheet [unintelligible]. But first let me talk to you about our demand deposit growth.

We are really good at growing demand deposits. We’ve grown demand deposits for years in the high single digits. That’s the focus, that’s the core product that we focus on, that’s the relationship product. If you get the demand deposit account, you get the debit card fees, you get the foreign ATM fees, you get the overdraft fees, which can be very profitable at times. That is the core relationship. Also the customer has a reason to come into your branch, and so you can cross-sell other products and services, brokerage being one of those. But growing those demand deposits, how do you do it? We’ve done it through the branches. I think we do it probably as well as anyone, but really in order to achieve high single digit demand deposit growth, not only in deposits but with customers that you can see on the chart, we really invested in other ways to originate, Workplace Banking being one, University Banking being another. A thing called Chairman’s Challenge that’s generated $350 million in demand deposits by itself, just with our employees becoming actively involved, our non-sales employees becoming actively involved in the process, which really worked for us. And these checking accounts are extremely valuable, and we continue to grow them.

Retention has actually gotten better. We’ve invested in technology for those of you who have seen – Information Week ranked us first among all banks in technology. We’ve web-enabled all of our branches. Our award-winning call center has the same technology, the same data warehouse, the same data mart that our branches do, so it’s a seamless process for the connection of the branches to the call center that operates 24 by 7. And we cross-sell other products, which gives – is proven by the fact that we’ve got a 43% penetration ratio into the consumer franchise, with some form of online banking. And this enhances retention, and we rank about the best of anybody in the country, which really allowed us to grow these deposits.

What does it do for us? The next chart really kind of shows where we stand. We have a much higher percentage of our assets funded by core deposits than the average bank in the United States. This chart really depicts it very, very well. And it also gives rise to the opportunity where we can fund other things with the flexibility that we have. But the other part is how does it translate to dollars and cents? The chart on the right shows the cost of total deposits, where our cost of funds is lower than the average. It doesn’t look like much, but just to quantify it for you, that’s $170 million, $170 million, and in a rising interest rate environment that number grows because the core franchise – the core deposit base – is worth more money in a higher interest rate environment if you haven’t locked yourself into long term assets that you fund.

What are we investing in? What are we investing these wonderful deposits in? On the loan side, the home equity product is the product of choice. Obviously the consumer is utilizing this, to fund car loans – for car purchases – and a number of other things. And you can see, and you’ve seen others grow this significantly. But I think we’ve invested in it well. Roughly this is a deep footprint business for us – not a national business – 80% of the new loans have checking accounts with us, so it’s not just – we’re not all over the country trying to generate new loans, if you will. And we focus on the FICO scores and a relatively low loan-to-value ratio to make sure that the credit quality stays there, and that’s really been a very, very well performing portfolio and with these criteria, should continue to perform well, better than our peers.

What else are we investing in? Small business. Focusing on companies under $5 million in revenue. This is really a great business for us, a remarkably good business, we have 800,000 companies of this size in our footprint. We have [unintelligible] leading market share with 20% of them as customers. It’s a very, very profitable business. The loans are going nicely, loans continue to grow, and delinquencies fall. So it’s very high credit quality.

What are we doing to grow this more? For the last three years we’ve had 350 people, dedicated sales people in this marketplace. Now that we’ve built the technology into the branches with web-enabled software, we are now adding that responsibility to all of the branches, and almost all of the branch managers in the systems, 770 branches. Over 700 branch managers will have small business responsibility, supported by the software package that we have from [unintelligible]. That means we have over 1,000 people involved in growing this business significantly greater than we had involved in the process before. And again, it’s a very, very profitable business.

As we move into Washington, D.C., there are more than 200,000 small businesses in Washington, D.C., and its environs. Two hundred thousand. You know, Riggs Bank never played in that marketplace. All of you have been to Washington, D.C. many times, General Motors doesn’t sit in the middle of downtown – it’s small businesses. And as a matter of fact, if a small business customer made the Riggs Bank lend them money, they outsourced the loan to a West Coast bank. That’s how much they didn’t participate in that market. So when you think about the software and the technology that we bring on the branch side, get the branch managers involved, we’ve committed to less than a one day turnaround on our credit facilities, we are pre-approving credit facilities for existing customers. It’s a terrific opportunity for us in that marketplace. So we’re dramatically investing in this business, and it’s a great opportunity in our footprint as we continue to grow, but also in Washington.

What else are we investing in? Commercial loan demand. Our commercial loan demand fell worse than the industry. The reason it fell worse than the industry is that we got out of a series of higher-risk, lower-return relationships. But during this time, while the loan demand was falling, we continued to add corporate customers that were in the risk profile that we wanted. And we had the balance sheet to be able to support them as the loan growth began to come back. You saw in the second quarter our numbers, loan demand came back, nicely spread across all of the industry, whether it was real estate asset-based lending, middle market lending. Loan demand continues to grow in this quarter, not as rapidly as it did in the second quarter. But we’re pleased that it’s continued to grow and to grow nicely.

And how did we add these customers when this primary product was falling off – when the loan product was falling off? And really, we did it by selling other fee-based products. I mentioned to you our treasury management business. We’re one of the ten largest treasury management banks in the entire United States with a national business force. We can go through the series of products that we have in this space, but suffice it to say we have invested in technology here and been successful, and you can see from the growth rate that we have. Not the least of which, Phoenix-Hecht named us the number one quality bank in the United States for treasury management.

One of the products we added was A/R Advantage. A/R Advantage actually eliminates the receivables department of our customers. With the exception of one or two players, they can take out the entire staff, we collect the information, the money, the data, format it in a way that their regular CPU at ten o’clock at night updates their balance, updates their receivables on a real time basis every day. A tremendous cost save for our customers and it’s a win for us. What does that mean? It means companies like IBM, Texaco, who have historically had their primary banking relationships in collection process with other banks, have now moved to us. General Electric, and a couple of others I’m not allowed to talk about, but anyway, we are very, very pleased with how this is – Campbell’s Soup, PPG – has worked out very well.

And with the Riggs acquisition, Riggs didn’t have that many treasury management products, as you might imagine, but they built a system, a stand-alone system, to be the primary cash management bank for the U. S. Treasury, and it’s under contract. And the interesting thing to us is they don’t have any bells and whistles to hang on that tree. And our treasury management people are particularly excited about being able to take things like A/R Advantage and hang it on that tree with the Federal government. It could be a great opportunity.

Another opportunity for us, and one that we’re really not taking as good an advantage of as I’d like [unintelligible], is the wealth management business. This is a very good business, it makes a lot of money for us – we are the largest market share player in our region at 2.5% – it’s a very fragmented business, as you know. But a business that should have tremendous growth potential, we have a lot of competition but should have tremendous growth. It’s got very high profitability in return, but we’re not growing it the way I think we should. We’ve got 360,000 households in our footprint where [unintelligible] households have assets, investible assets over a million dollars. We do business with 65,000 of those households on a retail or some basis, but we only do advisory business with about a third of those, so there’s a terrific opportunity for us to just increase our relationship with our existing customers. There’s an even greater opportunity for us to move from the 20,000 to a higher percentage of the 360,000 households that are available to us, and Washington, D.C. by itself adds 100,000 households with investible assets of over $100,000. So it’s a market that has a tremendous opportunity.

We’ve got the products. Last year we introduced open architecture in our PNC Advisors space. And in the first half of this year we saw double digit growth in sales over a year ago. We also saw that our retention rates for our customers, our primary customers – those of whom we define by having revenues of over $10,000 to us, their retention rates improved in a very good manner. So we’ve made a lot of progress, we are not growing as rapidly, we’re making a fair amount of money in this business. There is a tremendous opportunity for us as we move forward. And I believe we’re getting it right. We don’t have it right yet, but I believe we’re getting it right.

Another place where we’re investing our money for growth is we’re expanding in growing markets. I think this map might surprise some people who haven’t followed us closely. Because we’re headquartered in Pittsburgh we are typically thought of as a Pittsburgh bank, but the majority of our acquisitions in recent years have been on the east coast, and now 60% of our branches lie between New York and Washington, D.C. Rapidly growing, high wealth-oriented markets, and when you look at the Washington market – let me talk about the United acquisition first.

We announced the United acquisition in northern New Jersey last summer. The transaction closed in January, conversion took place in March, relatively seamless. Our sales are well ahead of theirs from a year ago, we’re ahead of plan in the overall scheme of things, and it’s been a very, very good acquisition for us in northern New Jersey.

The Riggs acquisition – moving into Washington, D.C. – Washington, D.C. has population growth of 8.3% a year for the last ten years. Fastest growing population in the United States, right through the recession. Highest household income of any SMSA in the entire United States, it’s really a remarkable marketplace. The transaction should take place someplace in the first quarter, Riggs will be about a 3 to 3½ billion dollar bank, about the same size as United after they get out of the unprofitable embassy business, and we would expect a similar experience in the conversion.

Moving forward then to Riggs, the integration is moving forward, and it’s moving forward on the schedule that we had put together. It’s very similar to the United National progress, the integration leaders have been engaged with teams that are involved, and I would expect that the results will be similar. Next chart, please?

With regard to that transaction, we hope that it closes in the first quarter.

We looked at the transaction, when we looked at it, we expected a 17% internal rate of return. There have been a number of things that have been in the paper, [unintelligible] different than this morning even about some of the things that are coming to light around the Riggs Bank. And in our agreement obviously we have a material adverse change clause that had other limitations on regulatory burden that would allow us to not complete the transaction should something that would be undue come to light during this timeframe. And we’re watching it very closely, and we will watch it, as you will, as this unfolds. And we will not do something that will be shareholder unfriendly.

Moving forward with the last item for growth is our approach to balance sheet management. Obviously it’s critically important and we’ve positioned the company with the foundation very, very well. We added to our team – you know Bill Demchak that joined us, [unintelligible] treasury reports. We also added Bill Parsley, Gagan Singh and a number of other individuals, actually located the treasury here in New York so that the recruiting process is easier. And we move people back and forth from Pittsburgh to New York and interchangeably a number of people from Carnegie Mellon we just hired. So it’s working very well – I think we are remarkably well positioned.

The other thing that we’ve done is we’ve taken our balance sheet and put it on the BlackRock Aladdin system, which is part of BlackRock Solutions, so that we could manage the risk more effectively and I think really take advantage of some of the strengths that they have. And I think we are in a really good, excellent position actually, to take advantage of a rising interest rate environment by extending duration, and alter the portfolio composition without taking a great deal of undue risk.

So all of that being said, this leads us to, really, the PNC story. I believe we are a company that has, really, a very, very valuable mix of businesses. We’re a leader in virtually every business we’re in in our region. We’re a leader in a number of national businesses. And we’re a leader in two very strong global businesses. With 66% fees we are less tied to the interest rate cycle, but we have a very strong balance sheet, strong asset quality. I believe that we have the initiatives in place really to accelerate the growth in our businesses without taking undue risk in the risk profile.

When I look at our valuation, I’m particularly disappointed. When you take out BlackRock, we’re trading at a 10.7 multiple – significant discount to our peers. With this foundation, with these growth opportunities, this valuable mix of businesses, we’re trading at a significant discount. I understand, I believe, how we got here, but the fact of the matter is we’re here, we have these opportunities, we have these mix of businesses, and we are moving forward and we’re going to grow our business. And I think this is a tremendous opportunity to invest in our company for growth and we’re also one of the highest-yielding dividend banks in the United States, so I think it’s a double whammy. I think there’s a really good reason to invest in PNC. I’ve done it myself in the last month.

So with that, thank you very much for your time, and Bill and I will be happy to answer any of your questions. Yes, sir?

QUESTION:	[unintelligible]

MR. ROHR:	We are watching the issues unfold, as you are. As I said, when we entered into the transaction we really felt that going to Washington, D.C., with the spectacular marketplace, investing in that market gives us a terrific opportunity with the 17% internal rate of return that we talked about on the call. Should there be something that would take place that would inhibit that, we would obviously have the opportunity to reconsider. Yes, ma’am?

QUESTION:	[unintelligible]

MR. ROHR:	I really can’t. I mean the hope is – as I said, the question is what kind of timeframe might we have to think about for the Riggs acquisition and whether we would have time to understand any ramifications of any legal or regulatory issues that might come to pass. It’s very difficult to control those things – we don’t have any necessary idea how to manage it – but clearly we have protections in the agreement that should risks come to pass, that weren’t understood in the original due diligence, then we have the opportunity to reconsider.

QUESTION:	[unintelligible]

MR. ROHR:	It’s a question we ask everyday, we ask it every day. Yes, ma’am?

QUESTION:	[unintelligible]

MR. ROHR:	We do everyday.

QUESTION:	[unintelligible]

MR. ROHR:	I think as we look at it, there are a number of things going on. One is that I think the regulators would work with us on effecting the transaction. But in terms of legally, I think some of these issues may be resolved by the first quarter of next year. Some of them might not. So I think when someone asks what flexibility do you have, you have to look at each individual issue and say what risk does this bring, and can they resolve it before it comes to pass? I would just tell you that I believe strongly that we have the protections in place that should our shareholders have to take on some undue risk, that I could live without going to Washington, D.C. I could live with it. Yes, sir?

QUESTION:	[unintelligible]

MR. ROHR:	I don’t want to steal all of Larry’s thunder, because he’s speaking tomorrow morning, but there’s about $16 billion of it is equity, and about double BlackRock’s equity involvement is about $32 million in the equity fund business. They are in Boston, they will be consolidating the BlackRock and the State Street Research activities there, which I think will have a significantly positive impact on their position. The rest of the assets, about half of the assets, almost $30 billion, is fixed income. They can lay that right on top of the BlackRock platform, do a significant cost save in that opportunity. And then the real estate assets, I think, are something that actually they’ve been asked for from their institutional shareholders what they are able to manage, manage real estate assets and combine that across the board. So I think it’s really a three-pronged approach. A little over half of the assets belong, or 56% of the assets, are actually controlled by Met Life, so that also comments on the stickiness of the assets. So we’re very, very pleased with the transaction, I think Larry announced that presentation, but it will be 16 cents accretive in the first year.

QUESTION:	[unintelligible]

MR. ROHR:	I’d rather have him talk about the pricing tomorrow. Bill, do you have a comment on the pricing?

MR. DEMCHAK:	[unintelligible]

MR. ROHR:	We’re pleased with the price. Other questions? Yes, sir?

QUESTION:	[unintelligible]

MR. ROHR:	The Riggs review? Riggs has two formal agreements, one with the Fed and one with the OCC, and both processes are continuing. And they are working hard to get the transaction reporting cleaned up, there’s a number of items that are required under those agreements. We are working with them on that and monitoring how well they’re doing. And they’re actually making a great deal of progress. They’ve sold a number – a significant amount – of the international activities and they’re selling more, and getting out of the embassy business. So the two things that they were doing to get out of the risk business – and they never made any money in the embassy business – they will be out of those, I believe, by the end of the year. And the issue for us is how well can they deal with the legal issues by the time we get into the first quarter.

QUESTION:	[unintelligible]

MR. ROHR:	I was actually chosen as the person to speak to all of the bank regulator EICs by the Federal Reserve this year. It’s changed a lot, really, people are working very, very closely with the regulators now. Other questions?

QUESTION:	Jim, once you get kind of the Riggs acquisition into the fold, any – in terms of future expansion opportunities, with respect to [unintelligible] in your current market or additional markets [unintelligible]?

MR. ROHR:	I think we’ll look – thank you, Jason. We look at acquisitions, one at a time, business by business. I think the opportunity to expand for the retail bank, the Washington, D.C. market, was particularly an attractive market for us. And Riggs, [unintelligible] probably aware of this, but we had a deal to acquire the Riggs Bank four years ago, and then we got the due diligence – that never came to pass. I have since found out later that every CEO I talked to had a deal to buy the Riggs Bank. And why wouldn’t you? It’s a leading market share in this wonderful market, but it just wasn’t for sale. And it just so happened unfortunately that for the shareholders that it happened in the way that it happened to put it up for sale, but it gave us the opportunity to move into Washington, D.C. We’ll do that very carefully, as I mentioned. But other opportunities might exist in that region, but when we made the presentation to acquire the Riggs Bank we built into the presentation the building of 30 branches, so basically the expansion of the Riggs Bank into the other regions. Other presentations don’t do that, other presentations might just say I’m going to acquire the bank and take out the cost, and you know, at the end of 15 months or something, it’s great. What we did is we built in the expansion plan. There might be a small bank or two, there’s a number of small banks in that region with 6 and 8 branches that might replace some of those 30 branches. But we are looking to be very careful about that expansion because we are comfortable with building the branches down there ourselves. We’ve built a number of branches, and are building branches around the United franchise in northern New Jersey. They typically start to pay for themselves after about two years, and they’re good investments. Good investments.

QUESTION:	[unintelligible]

MR. ROHR:	One of the surprises that we found at Riggs was that about two years ago they had hired a number of people to put into the retail bank, and started to invest in the bank. Because they hadn’t done that in the past, we were surprised when we toured the branches, saw that they were growing market share, growing demand deposits, and they had spruced up the branches. A number of their branches have Starbucks in them, they’ve got commitments for Starbucks to go in a number of others, and really they had gone outside of Washington, D.C. and picked locations already for the expansion in their region, which they had executed somewhat. They had plans to build out five already in the remainder of this year. And we went and confirmed the locations, and they own some property, they have options on other property, they’ve identified other property, so they’re well along in terms of the identifying of the real estate and perhaps the acquisition of the real estate. And we’re going to work with them on going forward in that. And they’ve used some of the same consultants we used to identify the types of people that live in the neighborhood. They’ve invested in that and we’ve been pleased with it.

LEHMAN BROS.:	Great, please join me in thanking Jim for this presentation.

MR. ROHR:	Thank you, Jason. Thank you very much.

END OF TRANSCRIPT

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